ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

Submitted pursuant to a

Request for Confidential Treatment

Pursuant to 17 C.F.R. 200.83

FOIA Confidential Treatment Request

The entity requesting confidential treatment is

Hayward Holdings, Inc.

400 Connell Drive, Suite 6100

Berkeley Heights, NJ 07922

Attention: Senior Vice President and Chief Financial Officer

Phone: (908) 351-5400

Certain confidential information in this letter has been omitted and provided separately to the Securities and Exchange Commission. Confidential treatment has been requested by Hayward Holdings, Inc. with respect to the omitted portions, which are identified in this letter by the mark “[***].”

March 2, 2021

VIA EDGAR AND SECURE FILE TRANSFER

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attention:	Michael Foland/Jan Woo—Legal Brittany Ebbertt/Kathleen Collins—Accounting

Re:	Hayward Holdings, Inc. Supplemental Response to the Registration Statement on Form S-1 Filed on February 26, 2021 File No. 333-253184 (the “Registration Statement”)

Ladies and Gentleman:

On behalf of Hayward Holdings, Inc. (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, we submit via EDGAR for review by the Securities and Exchange Commission (the “SEC”) the Company’s responses to the comments received from the staff of the SEC (the “Staff”) contained in the Staff’s letter dated March 1, 2021 (the “Comment Letter”) and certain other updated information.

The Staff’s comments as reflected in the Comment Letter are reproduced in italics in this letter, and the corresponding responses of the Company are shown below each comment. All references to page numbers in the Company’s responses are to the page numbers in the Registration Statement. All capitalized terms used herein that are not defined herein shall have the meanings assigned to such terms in the Registration Statement.

CONFIDENTIAL TREATMENT REQUESTED BY HAYWARD HOLDINGS, INC. UNDER 17 C.F.R.
§200.83 FOR REQUEST NO. 1

Securities and Exchange Commission

Division of Corporation Finance

March 2, 2021

Summary of Consolidated Financial and Other Data, page 22

1.	You state in your response to prior comment 2 you do not deem it probable that the conditions will be met for the vesting of performance-based Class B options and restricted stock awards. Please explain further how you considered the pending registration statement and the estimated IPO price range in relation to the market performance criteria in determining that vesting was not probable for purposes of pro forma per share information. In your response, please provide us with the amount of compensation expense that will be recorded upon vesting and the impact on your pro forma per share disclosures. Also, ensure this information is included in the notes to your pro forma per share disclosures. Refer to Article 11-01(a)(8) of Regulation S-X.

Response to Comment 1:

The Company supplementally advises the Staff that in evaluating the probability of the conditions for the vesting of the performance-based Class B options and restricted stock awards (the “Performance Awards”), the Company considered that the performance condition is based on the closing price of the Company’s common stock for ten consecutive trading days being above [***] per share (after giving effect to the Reclassification, as defined in the Registration Statement). Upon the completion of the initial public offering, the Performance Awards will not be vested. Instead the trading condition will first need to be satisfied. Based on the estimated initial public offering price range the Company believes there is a substantial likelihood that the stock may trade at a level such that the condition will be satisfied. However, it will not be known that this has occurred immediately following the initial public offering, at the time when all of the other events reflected in pro forma earnings per share have occurred. The Company believes that the pendency of this condition means that the vesting of the Performance Awards is not currently probable, as defined in Item 11-01(a)(8) of Regulation S-X, and will not be probable as of the effective time of the Registration Statement.

As the Company noted in its previous response, the Company believes that the [***] of stock compensation expense associated with the Performance Awards is nonetheless material. Accordingly, the Company will disclose the compensation expense to be incurred upon satisfaction of the performance condition under the Performance Awards and the related impact on both basic and diluted pro forma earnings per share as if all performance conditions had been met in a footnote to the pro forma earnings per share disclosure.

Note 21. Subsequent Events, page F-38

2.	We note your response to prior comment 3. Please further revise here to include an estimate of the impact that the January 2021 share-based payment awards will have on your financial statements pursuant to ASC 855-10-50-2b.

CONFIDENTIAL TREATMENT REQUESTED BY HAYWARD HOLDINGS, INC. UNDER 17 C.F.R.
§200.83 FOR REQUEST NO. 1

Securities and Exchange Commission

Division of Corporation Finance

March 2, 2021

Response to Comment 2:

In response to the Staff’s comment, the Company will revise note 21 of its financial statements to include the following statement, which includes an estimate of the impact of the January 2021 share-based payment awards.

“The compensation cost is estimated to be $      and $      for time-based and performance-based stock options, respectively, based on an estimated initial public offering price of [***] per share. The final fair value of these options will take into consideration the final pricing of our common stock in this offering, and thus such estimate could change materially.”

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments about this letter or need any further information, please call the undersigned at (617) 951-7802 or Rachel Phillips of our offices at (212) 841-8857.

Very truly yours,

/s/ Craig E. Marcus
Craig E. Marcus

cc:	Eifion Jones (Hayward Holdings, Inc.)

CONFIDENTIAL TREATMENT REQUESTED BY HAYWARD HOLDINGS, INC. UNDER 17 C.F.R.
§200.83 FOR REQUEST NO. 1

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